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                               Filed by Boston Private Financial Holdings, Inc.

                               Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

                               Subject Company:  Borel Bank & Trust Company
                               Commission File No.:  333-67746

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, (i) statements about the benefits of the acquisition by Boston Private of Borel; (ii) statements regarding the expected conversion ratio; (iii) statements regarding the anticipated date of consummation of the merger and (iv) other statements identified by words such as "expected" and similar expressions. These statements are based upon the current beliefs and expectations of Boston Private's and Borel's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of a number of factors including the ability to fulfill the closing conditions of the transaction on the proposed terms and schedule. Additional factors that could cause Boston Private's and Borel's results to differ materially from those described in the forward-looking statements can be found in Boston Private's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission, and in Borel's other press releases and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Federal Deposit Insurance Corporation. Boston Private and Borel do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain these documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Boston Private can be obtained, without charge, by directing a request to Boston Private Financial Holdings, Inc., Ten Post Office Square, Boston, Massachusetts 02109, Attn: Corporate Clerk, telephone (617) 912-1900. Boston Private and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Boston Private and their ownership of Boston Private common stock is set forth in the proxy statement for Boston Private's 2001 annual meeting of stockholders as filed on Schedule 14A with the SEC on March 9, 2001.

Borel has filed relevant documents concerning the proposed transaction with the Federal Deposit Insurance Corporation including a definitive proxy statement. WE URGE SHAREHOLDERS


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TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE
DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Shareholders will be able to obtain these documents from the offices of the FDIC located at 250 E Street, S.W., Washington, D.C. 20219, telephone (800) 945-2186 for a small fee. The FDIC also maintains a website at (http://www.fdic.gov). In addition, documents filed with the FDIC by Borel can be obtained, without charge, by directing a request to Ms. Emanuela M. Allgood, Secretary, Senior Vice President and Chief Financial Officer, Borel Bank & Trust Company, 160 Bovet Road, San Mateo, California 94402, telephone (650) 378-3790. Borel and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Borel and their ownership of Borel common stock is set forth in the definitive proxy statement regarding the proposed transaction.

THE FOLLOWING IS A PRESS RELEASE, THAT WAS ISSUED ON NOVEMBER 19, 2001 BY BOSTON PRIVATE FINANCIAL HOLDINGS, INC.:

FOR IMMEDIATE RELEASE

CONTACT:

Walter M. Pressey                                  Ronald G. Fick
President and CFO                                  President and CEO
Boston Private Financial Holdings, Inc.            Borel Bank and Trust Company
(617) 912-1921                                     (415) 378-3700

Peter Morrissey
Morrissey & Company
(617) 523-4141
www.bostonprivate.com


                                BOSTON PRIVATE
                     SHAREHOLDERS APPROVE ISSUANCE OF SHARES
                      TO ACQUIRE BOREL BANK & TRUST COMPANY


BOSTON, MASSACHUSETTS AND SAN MATEO, CALIFORNIA. (NOVEMBER 19, 2001) - Boston Private Financial Holdings, Inc. (Nasdaq:BPFH) and Borel Bank & Trust Company (Nasdaq:BLCA) announced today that Boston Private shareholders voted overwhelmingly to approve the acquisition of Borel at a shareholder meeting held this morning. Borel shareholders approved the merger at a meeting held on Thursday, November 15, 2001. The transaction remains subject to other customary conditions. The Companies expect to close the transaction on November 30, 2001. The conversion ratio, which is the number of shares of Boston Private common stock the Borel shareholders will receive for each share of Borel stock they exchange in the merger, is expected to be determined utilizing the average closing prices of Boston Private common stock for the 30 trading days ending November 19, 2001, as required under the agreement governing the transaction.

"We at Boston Private share the enthusiasm with Borel Bank for the pending completion of the merger," said Timothy L. Vaill, chairman and chief executive officer of Boston Private. "This partnership will enrich our offerings across the U.S. while expanding on our philosophy to provide unparalleled service for our customers." Ron Fick, who will remain Borel's president and chief executive officer added, "We are excited to become part of one of the nation's prestigious wealth management institutions. The strong vote of confidence of both Borel and Boston Private shareholders parallels the interest our clients are expressing."

The expansion of Boston Private Financial to the West Coast follows a successful year of growth both in terms of new subsidiaries, as well as financial results. Boston Private recently posted its 35th consecutive quarter of improved earnings and was recently added to the Standard & Poor's 600 Index. Boston Private's operating companies, including Boston Private Bank & Trust Company, Westfield Capital Management, RINET Company, Sand Hill Advisors, Inc., and Boston Private Value Investors, continue to post outstanding results. Boston Private has had continued success in acquisitions made during the last two years, including Taylor Investments (now Boston Private Value Investors) of Concord, N.H., and Kanon Bloch Carre of Boston, Mass. In addition, Boston Private Bank & Trust Company opened two new offices in Cambridge and Jamaica Plain in Massachusetts, in 2001.

In other matters acted upon at the Boston Private shareholders meeting this morning, shareholders also acted to increase the number of authorized shares of Boston Private common stock under its Articles of Incorporation to 70,000,000 from 30,000,000 and to approve an Employee Stock Purchase Plan authorizing issuance of up to 300,000 shares of Boston Private common stock.


BOSTON PRIVATE FINANCIAL HOLDINGS, INC. offers a full range of financial planning, investment management, private banking, commercial and residential lending services to its domestic and international clientele through its five operating subsidiaries: Boston Private Bank & Trust Company, Westfield Capital Management Company, Inc., RINET Company, Inc., Sand Hill Advisors, Inc. and Boston Private Value Investors, Inc.

BOSTON PRIVATE BANK & TRUST COMPANY specializes in providing private banking and investment services to individuals, their families and businesses. It has an investment management emphasis on mid to large cap equity and actively managed fixed income portfolios. It also offers commercial residential and lending services. Boston Private Bank & Trust Company offers a First Time Homebuyer Program and "soft second" mortgage financing. Under its Accessible Banking Program, the Bank is an active provider of real estate financing for affordable housing, economic development and small businesses.

WESTFIELD CAPITAL MANAGEMENT COMPANY, whose clients consist of high net worth individuals, corporate pension funds, endowments and foundations, specializes in separately managed growth equity portfolios. Westfield also acts as the investment manager of seven limited partnerships. Its investment services include a particular focus on identifying and managing small and mid cap equity positions as well as balanced growth accounts.

RINET COMPANY provides fee-only financial planning, tax planning and investment management services to high net worth individuals and their families. Its capabilities include tax planning and preparation, asset allocation, estate planning, charitable planning, planning for employment benefits, including 401(k) plans, alternative investment analysis and mutual fund investing. It also provides an independent mutual fund rating service through its newly acquired division, Kanon Bloch Carre.

SAND HILL ADVISORS manages equity and fixed income accounts for high net worth clients and selected institutions primarily in California. In addition to separately managed relationships, Sand


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Hill manages a no-load mutual fund and uses its expertise to plan and execute diversification programs for concentrated stock positions.

BOSTON PRIVATE VALUE INVESTORS manages equity and fixed income accounts for high net worth clients and selected institutions primarily in New England and the North East. The firm is a large cap value-style investor with its headquarters in Concord, NH and an office at 10 Post Office Square in Boston, MA.

BOREL BANK & TRUST COMPANY is located at 160 Bovet Road in San Mateo, Calif., and has received the highest financial rating, Blue Ribbon Bank, by Veribanc, Inc., in 2000. Borel Bank & Trust Company is among the largest single unit community banks in the state. Borel Bank & Trust Company stock is listed on NASDAQ and its symbol is BLCA. Member FDIC.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, INCLUDING, WITHOUT LIMITATION, (I) STATEMENTS ABOUT THE BENEFITS OF THE ACQUISITION BY BOSTON PRIVATE OF BOREL;
(II) STATEMENTS REGARDING THE EXPECTED CONVERSION RATIO; (III) STATEMENTS REGARDING THE ANTICIPATED DATE OF CONSUMMATION OF THE MERGER AND (IV) OTHER STATEMENTS IDENTIFIED BY WORDS SUCH AS "EXPECTED" AND SIMILAR EXPRESSIONS. THESE STATEMENTS ARE BASED UPON THE CURRENT BELIEFS AND EXPECTATIONS OF BOSTON PRIVATE'S AND BOREL'S MANAGEMENT AND ARE SUBJECT TO SIGNIFICANT RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS INCLUDING THE ABILITY TO FULFILL THE CLOSING CONDITIONS OF THE TRANSACTION ON THE PROPOSED TERMS AND SCHEDULE. ADDITIONAL FACTORS THAT COULD CAUSE BOSTON PRIVATE'S AND BOREL'S RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS CAN BE FOUND IN BOSTON PRIVATE'S OTHER PRESS RELEASES AND ANNUAL REPORTS ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q AND CURRENT REPORTS ON FORM 8-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND IN BOREL'S OTHER PRESS RELEASES AND ANNUAL REPORTS ON FORM 10-K, QUARTERLY REPORTS ON FORM 10-Q AND CURRENT REPORTS ON FORM 8-K FILED WITH THE FEDERAL DEPOSIT INSURANCE CORPORATION. BOSTON PRIVATE AND BOREL DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT TO REFLECT CIRCUMSTANCES OR EVENTS THAT OCCUR AFTER THE DATE THE FORWARD-LOOKING STATEMENTS ARE MADE.

ADDITIONAL INFORMATION

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PROSPECTUS/PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. INVESTORS ARE ABLE TO OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEBSITE, (http://www.sec.gov). IN ADDITION, DOCUMENTS FILED WITH THE SEC BY BOSTON PRIVATE CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO BOSTON PRIVATE FINANCIAL HOLDINGS, INC., TEN POST OFFICE SQUARE, BOSTON, MASSACHUSETTS 02109, ATTN: CORPORATE CLERK, TELEPHONE (617) 912-1900. BOSTON PRIVATE AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF BOSTON PRIVATE AND THEIR OWNERSHIP OF BOSTON PRIVATE COMMON STOCK IS SET FORTH IN THE PROXY STATEMENT FOR BOSTON PRIVATE'S 2001 ANNUAL MEETING OF STOCKHOLDERS AS FILED ON SCHEDULE 14A WITH THE SEC ON MARCH 9, 2001.

BOREL HAS FILED RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION WITH THE FEDERAL DEPOSIT INSURANCE CORPORATION INCLUDING A DEFINITIVE PROXY STATEMENT. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN THESE DOCUMENTS FROM THE OFFICES OF THE FDIC LOCATED AT 250 E STREET, S.W., WASHINGTON, D.C. 20219, TELEPHONE (800) 945-2186 FOR A SMALL FEE. THE FDIC ALSO MAINTAINS A WEBSITE AT (http://www.fdic.gov). IN ADDITION, DOCUMENTS FILED WITH THE FDIC BY BOREL CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO MS. EMANUELA M. ALLGOOD, SECRETARY, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, BOREL BANK & TRUST COMPANY, 160 BOVET ROAD, SAN MATEO, CALIFORNIA 94402, TELEPHONE (650) 378-3790. BOREL AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE MERGER. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF BOREL AND THEIR OWNERSHIP OF BOREL COMMON STOCK IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT REGARDING THE PROPOSED TRANSACTION.